FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of April 2002

FALCONBRIDGE LIMITED
(Translation of registrant's name into English)

Suite 1200, 95 Wellington Street West
Toronto, Ontario
M5J 2V4
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F]

Form 20-F ________ **Form 40-F** ___X___

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes ___X___ **No** ________

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): **82-3920**.

FALCONBRIDGE

Falconbridge Limited
Suite 1200, 95 Wellington Street West
Toronto, Canada M5J 2V4
Telephone 416/956-5700
Telex 065-24211 Rapifax 956-5757

FALCONBRIDGE REPORTS FIRST QUARTER EARNINGS OF $20.4 MILLION

FOR IMMEDIATE RELEASE

April 19, 2002, TORONTO, Ontario -- Falconbridge Limited today reported consolidated earnings of $20.4 million (10 cents per common share) for the three months ended March 31, 2002. This compares with earnings of $4.6 million (1 cent per common share) for the corresponding quarter of 2001. The cost of the strike in Sudbury had a negative impact on 2001 first quarter earnings of $35.6 million (20 cents per common share).

At today's annual shareholders meeting, President and Chief Executive Officer Derek Pannell said, "We have had a strong start to 2002. The high production levels we achieved in the latter part of last year continued during the first quarter and nickel prices recovered faster than expected. We are increasingly optimistic about the outlook for nickel and copper and we see some very positive trends developing for both metals."

First quarter consolidated revenues of $525.6 million compared with $532.5 million for the same period of 2001. The operating income for the quarter totaled $28.8 million compared with an operating income of $16.9 million in the corresponding 2001 period. In spite of the improvement, metal prices were still significantly lower this quarter than they were a year ago. Nickel prices declined by 11%, copper by 4%, cobalt by 42% and zinc by 22% when compared to the same three-month period in 2001. Also during the quarter sales of platinum group metals were significantly lower.

During the quarter, cash flow from operations before working capital changes was $110.2 million as compared to $77.7 million for the same period of 2001. Non-cash working capital increased by $74.4 million. Capital expenditures of $76.3 million were up from $55.6 million for the same 2001 period. The net debt to net debt plus shareholders' equity ratio was 43% at the end of the quarter, compared to 42% at the end of 2001. The current portion of long-term debt includes $156.2 million, which relates to the project debt assumed on the acquisition of Lomas Bayas. This debt is currently being renegotiated.

Operations

Nickel Operations

During the quarter, refined nickel production totaled 20,200 tonnes compared to 19,900 tonnes a year ago. Operating income was up during the quarter from $2.1 million a year ago to $24.5 million this quarter. This was due to the impact of the Sudbury strike on the first quarter of 2001, which was offset by the decline of metal prices and lower platinum group metals revenues.

Integrated Nickel Operations (INO)

The Sudbury Mines/Mill Business Unit had a very good quarter and increased production from the corresponding quarter in 2001 by more than 5,000 tonnes to 8,000 tonnes of nickel. The strike by production and maintenance workers, which continued through most of February of last year, as well as the ramp up of production after the strike, substantially impacted production rates in the first quarter of 2001. Since full production was reached in June last year, the Sudbury mines have met their quarterly targets. During the first quarter of 2002, the mines operated at higher than planned rates.

The Sudbury smelter continues to operate at very high production rates. The smelter had a planned shutdown for ten days in January and a one-week planned maintenance shutdown in March. Further shutdowns are scheduled for June and July. However, production targets for 2002 remain unchanged.

In February 2002, the Sudbury smelter was served with a new Ministry of the Environment (MOE) control order for SO_2 emissions. The control order limits emissions to 100,000 tonnes per year from 2002 to 2006 and 66,000 tonnes per year from 2007 onward. The smelter already operates well below these limits. At current production rates the emission levels are about 30,000 tonnes of SO_2 annually. This is 70% less than the currently allowable limit and more than 50% less than the 2007 prescribed limit.

Raglan produced 6,200 tonnes of nickel in concentrate during the quarter and remains on target to produce 26,000 tonnes for the year. Contract negotiations between Falconbridge and the more than 300 production and maintenance workers (Syndicat de Metallos, United Steelworkers of America) began during the quarter. Meetings have been held frequently over the past two weeks. The contract expires on April 30, 2002.

Production from the Nikkelverk refinery was affected by the Sudbury smelter shutdowns. Due to lower volumes of custom feed during the remainder of the year, nickel production for 2002 has been revised to 72,000 tonnes.

The INO's operating income for the quarter was $40.0 million as compared to an operating loss of $3.0 million for the same 2001 period. The change is primarily related to the impact of the Sudbury strike on 2001 quarterly results in the quarter, which were offset by reduced prices for nickel, copper and cobalt and lower platinum group metals revenues.

Falconbridge Dominicana, C. por A. (Falcondo)

As a result of the three-month production shutdown that began on October 21st and the subsequent ramping up of the operations in February, production was lower for the quarter compared to the same quarter in 2001. During March, Falcondo operated at full capacity. Nickel production for the year is forecast at 24,000 tonnes. Falcondo reported an operating loss of $15.5 million for the three months ended March 31, 2002 as compared to operating income of $5.1 million for the same period of 2001. The results reflect shutdown costs, lower nickel prices and lower sales volumes.

Copper Operations

During the quarter, mined copper production totaled 81,300 tonnes compared to 58,400 tonnes a year ago. The increase was from the addition of Lomas Bayas, as well as Sudbury operating at normal levels. Due to lower metal prices, operating income was down from $29.3 million a year ago to $21.2 million.

Kidd Operations

Both ore and metal produced were significantly higher compared to the first quarter of 2001. Metallurgical production during the quarter was similar to last year's levels. For 2002, copper in concentrate from the mine is expected to total 47,000 tonnes while zinc in concentrate is forecast at 104,000 tonnes. Copper cathode production in 2002 is estimated at 145,000 tonnes while production of zinc is also estimated at 145,000 tonnes.

Kidd incurred an operating loss of $20.8 million for the three months ended March 31, 2002, compared to an operating loss of $6.2 million for the corresponding quarter of 2001. The decrease is basically due to lower metal prices.

The Mine D project is currently progressing ahead of schedule.

Collahuasi

Collahuasi experienced another strong production quarter. Falconbridge's share of Collahuasi's operating income for the three months ended March 31, 2002 was $33.2 million as compared to $35.4 million for the first quarter of 2001. The decrease reflects lower sales volumes and metal prices.

Lomas Bayas

During the quarter, Lomas Bayas continued to produce at the full capacity rate of 60,000 tonnes annually. Production reached 14,800 tonnes, which was ahead of planned production rates. Operating income for the three months ended March 31, 2002 was $8.8 million. Falconbridge assumed ownership of Lomas Bayas in July 2001, therefore no comparison for the same quarter in 2001 is provided.

Corporate Costs

Corporate costs for the quarter totaled $16.9 million compared with $14.4 million in the first quarter of 2001. The provision for stock option costs ($3.6 million), lower exchange gains ($4.4 million), provisions for workforce restructuring ($2.0 million) and higher exploration expenditures ($1.0 million) offset the impact of higher gains on futures and forward metal positions ($9.0 million).

Exploration

Earlier this week, Falconbridge released very encouraging drill results from its new discovery on the Nickel Rim South property, approximately 2.7 kilometres north of the Sudbury airport. Seven of eight holes drilled to date have intersected significant mineralization. Drilling is continuing with four diamond drills. The current phase of diamond drilling will be completed by the end of June at which time a preliminary mineral resource estimation and economic valuation will be completed. If positive, the next step would be to proceed with an underground exploration program.

In addition to the Nickel Rim South discovery, Falconbridge is also encouraged by an underground exploration drilling program currently underway approximately 1.6 kilometres southeast of the Fraser Mine. This drilling activity is near the Fraser Morgan resource.

Other Developments

Reorganization

During the quarter, Derek Pannell was appointed President and CEO of Falconbridge. A stronger link between Falconbridge and Noranda was established through the appointment of senior executives and through the development of business support integration plans. To ensure that inter-company transactions are equitable to each company and that costs, benefits and opportunities are shared fairly. The policy on inter-company dealings between Falconbridge and Noranda has been updated to reflect the new level of activity.

Change in Accounting Policies

For 2002, the Corporation adopted the new Canadian Institute of Chartered Accountants (CICA) accounting standards, Section 3870, with respect to accounting for stock-based compensation and other stock-based payments.

Under the new recommendations stock-based compensation to employees, that settles in equity, is measured and recognized based on the fair value of the equity instruments. For grants to employees that settle in cash, compensation cost is based on the difference between the market price at the time and the grant price.

The income statement effect of adopting the standard on the results for the three months ended March 31, 2002 was to decrease earnings by $2.5 million (1 cent per common share).

Dividend payment

On April 19, 2002 the Board of Directors declared dividends of 10 cents per Common Share payable May 15, 2002 to shareholders of record May 1, 2002 and of 2 cents per Preferred Share Series 1 payable June 1, 2002 to shareholders of record May 17, 2002. For Preferred Share Series 2, a dividend of 36.72 cents per share was declared and is payable June 1, 2002 to shareholders of record May 17, 2002.

This press release contains forward-looking statements regarding Falconbridge's nickel, copper, zinc and precious metals production levels, sensitivity of financial results to changes in

metals prices and exchange rates and other costs, and other issues and aspects relating to its business and operations. Inherent in those statements are known and unknown risks, uncertainties and other factors well beyond Falconbridge's ability to control or predict. Actual results and developments may differ materially from those contemplated by these statements depending on, among others, such key factors as business and economic conditions in the principal markets for Falconbridge's products, the supply and demand for metals to be produced, deliveries, production levels, production and other anticipated and unanticipated costs and expenses, metals prices, premiums realized over London Metal Exchange cash and other benchmark prices, tax benefits, the Canadian – U.S. dollar and other exchange rates, the timing of the development of, and capital costs and financing arrangements associated with projects, the timing of the receipt of governmental and other approvals, political unrest or instability in countries where Falconbridge is active, risks involved in mining, processing and exploration activities, market competition and labour relations and other risk factors listed from time to time in Falconbridge's annual reports.

Note: All dollar amounts are expressed in Canadian dollars unless otherwise noted. Condensed consolidated financial statements are attached.

Log on to www.falconbridge.com to access Falconbridge's quarterly teleconference which is being held at 10:00 am EDT, April 22, 2002. A recording of the call will be posted as soon as it is archived.

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For further information please contact:

Media:
Craig Crosby
Supervisor, Communications & Public Affairs
416-956-5783

Investor Relations:
Marguerite Manshreck-Head
Director, Investor Relations
416-956-5765

FALCONBRIDGE LIMITED

CONSOLIDATED STATEMENTS OF EARNINGS

(unaudited - in thousands of Canadian dollars)	Three months ended March 31, 2002	2001
Revenues	$ 525,595	$ 532,466
Operating expenses		
Costs of metal and other product sales	370,743	409,791
Selling, general and administrative (note 2)	36,349	30,071
Amortization of development and preproduction expenditures	24,504	14,453
Depreciation and depletion	65,623	57,808
Exploration	6,369	5,543
Research and process development	3,186	3,525
Other (income)/expense	(9,971)	(5,671)
	496,803	515,520
Operating income	28,792	16,946
Interest	(20,752)	(21,531)
Earnings (loss) before taxes and non-controlling interest	8,040	(4,585)
Income and mining taxes	11,222	9,512
Non-controlling interest in (earnings) loss of subsidiaries	1,168	(325)
Earnings for the period	$ 20,430	$ 4,602
Dividends on preferred shares	(3,128)	(2,970)
Earnings attributable to common shares	$ 17,302	$ 1,632
Basic and fully diluted earnings per common share	$ 0.10	$ 0.01

FALCONBRIDGE LIMITED

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

	Period ended March 31, 2002			Period ended March 31, 2001		
(unaudited - in thousands of Canadian dollars)	Number		Amount	Number		Amount
Share capital						
Authorized						
Unlimited preferred shares						
Unlimited common shares						
Issued						
Common shares						
Balance, beginning of year	176,977,146	$	2,176,622	176,976,628	$	2,176,612
Issued pursuant to employee stock options	-		-	518		10
Balance, end of period	176,977,146		2,176,622	176,977,146		2,176,622
Preferred shares Series 1						
Balance, beginning and end of period	89,835		899	89,835		899
Preferred shares Series 2						
Balance, beginning and end of period	7,910,165		197,753	7,910,165		197,753
(Deficit)						
Balance, beginning of year			(101,932)			(34,966)
Adjustment for change in accounting policy						
Stock based compensation (note 2)			(242)			-
Earnings for the year			20,430			4,602
Dividen - Common shares			(17,698)			(17,698)
- Preferred shares			(3,128)			(2,970)
Stock option plan market growth option payments, net of taxes			-			(10)
Balance, end of period			(102,570)			(51,042)
Cumulative translation adjustment						
Balance, beginning of year and end of period			6,666			6,666
Total shareholders' equity		$	2,279,370		$	2,330,898

FALCONBRIDGE LIMITED

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(unaudited - in thousands of Canadian dollars)	March 31, 2002	December 31, 2001
ASSETS		
Current		
Cash and cash equivalents	$ 264,168	$ 198,315
Accounts and metals settlements receivable	295,851	259,950
Inventories	492,545	460,891
Total current assets	1,052,564	919,156
Property, plant and equipment	2,900,398	2,924,779
Development and preproduction expenditures, net	1,064,344	1,062,897
Deferred expenses and other assets	169,398	162,628
Total assets	$ 5,186,704	$ 5,069,460
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current		
Accounts payable and accrued charges	$ 303,957	$ 312,663
Income and other taxes payable	12,793	10,964
Long-term debt due within one year (note 6)	244,820	113,133
Total current liabilities	561,570	436,760
Long-term debt	1,347,239	1,349,553
Collahuasi project debt	404,864	404,635
Future income and mining taxes	211,670	216,922
Employee future benefits	246,590	248,271
Other long-term liabilities	106,523	103,265
Non-controlling interest	28,878	30,046
Total liabilities	2,907,334	2,789,452
Shareholders' equity	2,279,370	2,280,008
Total liabilities and shareholders' equity	$ 5,186,704	$ 5,069,460

FALCONBRIDGE LIMITED

EARNINGS (LOSS) CONTRIBUTIONS

(unaudited - in thousands of Canadian dollars)	Three months ended March 31, 2002	2001
Principal operations -		
Integrated Nickel Operations (INO)	$ 39,998	$ (3,032)
Falconbridge Dominicana, C. por A.	(15,509)	5,089
Nickel Operations	24,489	2,057
Kidd Creek Operations	(20,827)	(6,158)
Collahuasi	33,210	35,416
Lomas Bayas	8,810	-
Copper Operations	21,193	29,258
Corporate costs	(16,890)	(14,369)
Operating income	28,792	16,946
Interest	(20,752)	(21,531)
Income and mining taxes	11,222	9,512
Non-controlling interest in earnings of subsidiaries	1,168	(325)
Earnings for the period	20,430	4,602
Dividends on preferred shares	(3,128)	(2,970)
Earnings attributable to common shares	$ 17,302	$ 1,632

FALCONBRIDGE LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

(unaudited - in thousands of Canadian dollars)	Three months ended March 31, 2002	2001
Operating activities		
Earnings for the period	$ 20,430	$ 4,602
Add (deduct) items not affecting cash		
Depreciation and depletion	65,623	57,808
Amortization of development and preproduction expenditures	24,504	14,453
Future income and mining taxes	(5,860)	(14,213)
Non-controlling interest in (loss) earnings of subsidiaries	(1,168)	325
Other	8,332	10,893
Contributions to pension fund less than (in excess of) provision	(1,680)	3,876
Cash provided by operating activities before working capital changes	110,181	77,744
Net change in receivables, inventories and payables	(74,432)	57,999
Cash provided by operating activities	35,749	135,743
Investing activities		
Capital expenditures and deferred project costs	(76,278)	(55,616)
Proceeds on disposal of assets	1,174	316
Change in other assets	(3,129)	(11,682)
Cash used in investing activities	(78,233)	(66,982)
Financing activities		
Long-term debt, including current portion:		
Issued	129,162	36,785
Short-term debt repaid	-	19,098
Dividends paid	(20,825)	(19,698)
Issue of common shares	-	10
Cash provided by financing activities	108,337	36,195
Cash provided during the period	65,853	104,956
Cash and cash equivalents, beginning of period	198,315	250,438
Cash and cash equivalents, end of period	$ 264,168	$ 355,394

FALCONBRIDGE LIMITED

PRODUCTION DURING THE PERIOD

(unaudited)	Three months ended March 31, 2002	2001
Mine production (tonnes)		
Sudbury		
Nickel	7,950	2,906
Copper	7,830	1,370
Raglan		
Nickel	6,192	5,887
Copper	1,716	1,495
Falcondo		
Ferronickel	3,102	7,194
Kidd Mining Division		
Copper	10,888	9,168
Zinc	25,630	12,960
Silver (000's ounces)	1,208	307
Collahuasi		
Copper	46,067	46,383
Lomas Bayas		
Copper	14,769	-
Total mine output		
Nickel	17,244	15,987
Copper	81,270	58,416
Metal production (tonnes)		
Sudbury - Smelter output		
Nickel	13,896	10,351
Copper	5,001	2,796
Nikkelverk - Refinery output		
Nickel	17,057	12,712
Copper	8,194	5,300
Falcondo		
Ferronickel	3,102	7,194
Kidd Metallurgical Division		
Zinc plant output - zinc	37,785	37,966
Copper Cathode - refinery output	33,794	34,756
Blister Copper	36,207	35,943
Collahuasi		
Copper	6,429	6,439
Lomas Bayas		
Copper	14,769	-
Total refined output		
Nickel	20,159	19,906
Copper	63,186	46,495

FALCONBRIDGE LIMITED

SALES OF PRODUCTS AND AVERAGE REALIZED PRICES

(unaudited)	Three months ended March 31, 2002	2001
Metal sales (tonnes, except precious metals and silver)		
Integrated Nickel Operations (INO)		
Nickel	18,768	11,687
Nickel purchased for resale	-	618
Total	18,768	12,305
Copper	15,627	5,870
Precious metal revenues ($ 000's)	28,479	53,827
Ferronickel	543	7,226
Kidd Creek Division		
Zinc (including metal in concentrate)	35,073	36,599
Copper (including metal in concentrate)	25,410	29,686
Silver (000's ounces)	378	1,004
Collahuasi		
Copper (including metal in concentrate)	42,029	47,007
Lomas Bayas		
Copper	15,939	-
Total Sales		
Nickel	19,311	19,531
Copper	99,005	82,563
Average prices realized (U.S.$ per pound, except silver)		
Nickel	$2.84	$3.18
Ferronickel	2.68	3.19
Copper	0.74	0.77
Zinc	0.39	0.50
Silver (U.S.$ per ounce)	4.44	4.54
Exchange rate before hedge (US$1=Cdn$)	$1.60	$1.52
Exchange rate after hedge (US$1=Cdn$)	$1.58	$1.49

FALCONBRIDGE LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2002

1. ACCOUNTING POLICIES
The unaudited interim period consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles. The preparation of the financial data is based on accounting policies and practices consistent with those used in preparation of the audited annual consolidated financial statements. These unaudited interim period consolidated financial statements should be read together with the audited consolidated financial statements and the accompanying notes included in the Corporation's 2001 Annual Report.

1. CHANGE IN ACCOUNTING POLICIES
For 2002, the Corporation adopted the new Canadian Institute of Chartered Accountants (CICA) accounting standard, Section 3870, with respect to accounting for stock-based compensation and other stock-based payments.

Under the new recommendations stock-based compensation to employees, that settles in equity, is measured and recognized based on the fair value of the equity instruments. For grants to employees that settle in cash, compensation cost is based on the difference between the market price at the time and the grant price.

The Corporation's plan contains a market growth option feature which requires the Corporation to cash settle at the discretion of the option holder.

The Corporation adopted this standard retroactively, without restatement, on January 1, 2002. The effect of adopting the standard was to decrease retained earnings by $0.2 million, to decrease future income and mining taxes by $0.1 million and to increase accounts payable and accrued charges by $0.3 million.

The income statement effect of adopting the standard on the results for the three months ended March 31, 2002 was to increase compensation expense by $3.6 million, decrease income and mining taxes by $1.1 million and to decrease earnings by $2.5 million (1¢ per common share).

2. EMPLOYEE STOCK OPTION PLAN
The Corporation has a stock option plan, through which options may be granted to directors, officers and employees for the purchase of common shares. Options were granted at prices equal to the closing market value on the last trading day or period prior to the grant. Stock options granted from 1997 through December 31, 1999 have a 10-year term and contain vesting provisions of 20% on the first anniversary date following the date of the grant, and a further 20% on each of the four subsequent anniversary dates. Stock options granted since January 1, 2000 have a 10-year term and the same vesting provisions; however, they also contain an accelerated vesting feature specifying that on the first day that the market price of the common shares is 20% greater than the exercise price of the option, the final tranche of unvested options outstanding on that date will immediately vest and be exercisable.

A summary of the status of the stock option plan and changes during the quarter is presented below:

	Options ('000's)	2002 Weighted-average Exercise Price
Outstanding, beginning of year	3,658	$18.60
Granted	1,200	16.58
Exercised		
Market growth option	(4)	15.81
Forfeited	(23)	18.89
Outstanding, end of quarter	4,831	$18.10

	Options Outstanding		
Range of Exercise Prices	Number ('000's) Outstanding at Mar. 31, 2002	Weighted-Average Remaining Contractual Life	Weighted Average Exercise Price
$15.67 to $18.90	3,774	8.0	$16.69
$20.14 to $26.25	940	7.0	22.14
$31.10	117	4.8	31.10
$15.67 to $31.10	4,831	7.3	$18.10

	Options Exercisable	
Range of Exercise Prices	Number ('000's) Exercisable at Mar. 31, 2002	Weighted Average Exercise Price
$15.67 to $18.90	1,454	$17.13
$20.14 to $26.25	625	22.55
$31.10	117	31.10
$15.67 to $31.10	2,196	$19.42

3. SEGMENTED INFORMATION

	Nickel		Copper				
(MILLIONS)	INO	Falcondo	Kidd Creek	Collahuasi	Lomas Bayas	Corporate and other	Total
Quarter ended March 31, 2002							
Ownership	(100%)	(85.26%)	(100%)	(44%)	(100%)	(100%)	
Revenues	$ 266	$ 5	$ 120	$ 93	$ 42	-	$ 526
Operating income (loss)	40	(15)	(21)	33	9	(17)	29
Depreciation, depletion and amortization	40	2	21	20	6	1	90
Property,plant & equipment	1,329	123	907	1,366	232	8	3,965
Capital expenditures & deferred projects costs	24	5	33	7	7	-	76
Quarter ended March 31, 2001							
Ownership	(100%)	(85.26%)	(100%)	(44%)		(100%)	
Revenues	$ 204	$ 76	$ 152	$ 100	$ 0	-	$ 532
Operating income (loss)	(3)	5	(6)	35	-	(14)	17
Depreciation, depletion and amortization	34	4	17	17	-	-	72
Property,plant & equipment	1,385	112	814	1,397	-	17	3,725
Capital expenditures & deferred projects costs	20	6	22	8	-	-	56
Principal base of operations	Canada	Dominican Republic	Canada	Chile	Chile	Canada	

4. EXCHANGE GAINS AND LOSSES

Falconbridge's sales are denominated primarily in U.S. dollars and to a lesser extent in Euros, Yen and other foreign currencies, and it incurs expenses that are denominated in foreign currencies, which expose it to increased volatility in earnings due to fluctuations in foreign exchange rates. Falconbridge uses foreign currency forward exchange contracts and options to reduce these exposures by creating an offsetting position. Falconbridge uses foreign currency exchange contracts to hedge its U.S. dollar sales revenue. Included in revenues in the period are exchange losses of $7.4 million (2001 - $8.6 million) in relation to these hedges. Falconbridge also has foreign currency exchange contracts relating to foreign currency expenditures and other foreign currency denominated monetary assets and liabilities. Included in other (income)/expense are exchange gains of $0.1 million (2001 – $4.4 million).

5. LONG-TERM DEBT

Included in the current portion of long-term debt is $156.2 million assumed as part of the Lomas Bayas acquisition. Negotiations are underway to renegotiate this on a long-term basis.

6. COMPARATIVE AMOUNTS

Certain of the comparative figures have been restated to conform to the current years' presentation.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FALCONBRIDGE LIMITED
(Registrant)

April 22, 2002

By:
J. A. Snow – Senior Vice-President,
General Counsel